

02007984

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-07-005049-C~~

8-15665

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-01 (MM/DD/YY) AND ENDING 7-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD ST.
(No. and Street)

CHATTANOOGA	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD E. BROWN, JR. (423) 267-3776
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name — *if individual, state last, first, middle name)*

1000 RIVERFRONT PARKWAY	CHATTANOOGA	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

OATH OR AFFIRMATION

I, Edward G. Brown Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHAIRMAN

Title

Notary Public

My Commission Expires: 9-10-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. as of July 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 4, 5, 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
September 10, 2002

Henderson Hutcherson
& McCullough, PLLC

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BROWN ASSOCIATES, INC.	N	3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) JULY 31, 2002

SEC FILE NO. 8-07-005049-C

Consolidated

Unconsolidated

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 85,569	200			$ 85,569	7
2. Receivables from brokers or dealers:						
A. Clearance account	10,000	295				
B. Other	38,124	300	$	550	48,124	8
3. Receivables from non-customers		355	57,213	600	57,213	8
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	568,124	424				
E. Spot commodities		430			568,124	85
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes: market value of collateral:		470		640		89
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	13,356	680	13,356	920
11. Other assets	70,988	535	247,969	735	318,957	930
12. TOTAL ASSETS	$ 772,805	540	$ 318,538	740	$ 1,091,343	940

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC. as of JULY 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	147
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		156
B. Other			1115		1305		154
15. Payable to non-customers			1155		1355		161
16. Securities sold not yet purchased, at market value					1360		162
17. Accounts payable, accrued liabilities, expenses and other		69,102	1205	66,470	1385	135,572	168
18. Notes and mortgages payable:							
A. Unsecured			1210				169
B. Secured			1211		1390		170
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		171
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 69,102	1230	$ 66,470	1450	$ 135,572	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		1,000	1792
C. ~~XXXXXXXXXXXXXXXX~~ ACCUMULATED OTHER COMPREHENSIVE LOSS		(34,917)	1793
D. Retained earnings		989,688	1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 955,771	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,091,343	1810

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC. as of JULY 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 955,771	34
2.	Deduct ownership equity not allowable for Net Capital			( )	34
3.	Total ownership equity qualified for Net Capital			955,771	35
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				35
	B. Other (deductions) or allowable credits (List)				35
5.	Total capital and allowable subordinated liabilities			$ 955,771	35
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 318,538	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(318,538)	36
7.	Other additions and/or allowable credits (List)				36
8.	Net capital before haircuts on securities positions			$ 637,233	36
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	60,212	3734		
	D. Undue Concentration	13,048	3650		
	E. Other (List)	3,334	3736	(76,594)	37
10.	Net Capital			$ 560,639	37

OMIT PENN

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC. as of JULY 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,607	37
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	37
13. Net capital requirement (greater of line 11 or 12)	$	100,000	37
14. Excess net capital (line 10 less 13)	$	460,639	37
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	553,729	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	69,102	37
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		38
19. Total aggregate indebtedness				$	69,102	38
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	12.33	38
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	24.18	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		388
24. Net capital requirement (greater of line 22 or 23)	$		376
25. Excess net capital (line 10 less 24)	$		391
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		392

OMIT PENNI

NOTES:

(A) *The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement* of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC.

For the period (MMDDYY) from 8-1-01 [3932] to 7-31-02 [393

Number of months included in this statement 12 [393

STATEMENT OF INCOME (LOSS)

Item		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 573,850	393
b. Commissions on listed option transactions			393
c. All other securities commissions			393
d. Total securities commissions			394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			394
b. From all other trading			394
c. Total gain (loss)			395
3. Gains or losses on firm securities investment accounts		151,736	395
4. Profit (loss) from underwriting and selling groups			395
5. Revenue from sale of investment company shares		16,474	397
6. Commodities revenue			399
7. Fees for account supervision, investment advisory and administrative services		975	397
8. Other revenue		576,576	399
9. Total revenue		$ 1,219,611	403
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 583,486	412
11. Other employee compensation and benefits		242,572	411
12. Commissions paid to other broker-dealers			414
13. Interest expense			407
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		7,240	419
15. Other expenses		233,799	410
16. Total expenses		$ 1,067,097	420
NET INCOME			
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 152,514	421
18. Provision for Federal income taxes (for parent only)		44,487	422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			422
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			422
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			422
22. Net income (loss) after Federal income taxes and extraordinary items		$ 108,027	423
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

THE ACCOMPOANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC.

For the period (MMDDYY) from 8-1-01 to 7-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 882,661	42
A. Net income (loss)		108,027	42
B. Additions (Includes non-conforming capital of	$ [4262])		42
C. Deductions (Includes non-conforming capital of (ACCUMULATED OTHER COMPREHENSIVE INCOME)	$ [4272])	(34,917)	42
2. Balance, end of period (From item 1800)		$ 955,771	42

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	43
A. Increases		43
B. Decreases		43
4. Balance, end of period (From item 3520)	$ -0-	43

OMIT PENNI

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC. as of JULY 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		45
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		45
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm DAIN CORRESPONDENT SERVICES 4335		45
D. (k) (3)—Exempted by order of the Commission		45

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4[illegible]
4610	4611	4612	4613	4614	4[illegible]
4620	4621	4622	4623	4624	4[illegible]
4630	4631	4632	4633	4634	4[illegible]
4640	4641	4642	4643	4644	4[illegible]
4650	4651	4652	4653	4654	4[illegible]
4660	4661	4662	4663	4664	46
4670	4671	4672	4673	4674	46
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$108,027
Non cash income/expenses included in net income:	
Depreciation	5,701
Gain on sale of marketable securities	(51,706)
Unrealized gain on marketable securities	(61,838)
Deferred taxes	16,798
Changes in current and noncurrent items:	
Receivables from brokers or dealers	(10,717)
Increase in receivables from non-customers	(21,733)
Increase in prepaid pension	(2,025)
Increase in cash value of life insurance	(3,111)
Other assets	(18)
Accounts payable and accrued liabilities	(90,447)
Net cash used by operations	(111,069)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment for purchase of marketable equity securities	(100,131)
Proceeds from sale of marketable equity securities	246,110
Capital expenditures for equipment	(5,429)
Net cash provided by investing activities	140,550
NET CHANGE IN CASH	29,481
Cash - beginning of year	222,801
Cash - end of year	$252,282
SUPPLEMENTAL DISCLOSURE OF CASH TRANSACTIONS	
Taxes paid on income	$ 88,590

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED JULY 31, 2002

NET INCOME	$108,027
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Minimum pension liability adjustment	(34,917)
COMPREHENSIVE INCOME	**$ 73,110**

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at current market value. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation Equipment	3-5 Years
Office Equipment	5-7 Years
Leasehold Improvements	15 Years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the F.D.I.C., but may be insured by the S.I.P.C. At times these investments may be in excess of S.I.P.C. limits.

Deferred Income Taxes

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences result principally from unrealized gains on marketable equity securities.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of the following balances:

Cash on hand and in banks	$ 85,569
Money Market Investment Account	166,713
Total cash and cash equivalents	$252,282

NOTE 2 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 71,538
Transportation equipment	61,835
Leasehold improvements	5,626
	138,999
Less accumulated depreciation	(125,643)
	$ 13,356

Depreciation expense was $5,701 for the year ended July 31, 2002.

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

Cash surrender value of life insurance	$ 70,988
Prepaid pension cost	6,942
Investment in limited partnerships	40,927
Investment in non-marketable equity securities	200,100
	$318,957

NOTE 4 – COMMON STOCK

The Company has 1,000 authorized shares of no par common stock which has a stated value of $2 per share. As of July 31, 2002, 500 shares were issued and outstanding.

NOTE 5 – INCOME TAXES

The provision for income taxes includes the following:

Current taxes on income	
Federal	$31,106
State	7,415
	38,521
Deferred taxes (credits)	
Federal	13,381
State	3,417
Less valuation allowance	0
Total income taxes	$16,798
Total state income tax	$10,832
Total federal income tax	44,487
Total income tax	$55,319

The timing differences result principally from unrealized gains/losses on marketable equity securities.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown, Jr., president and major stockholder of the Company. Rental expense for the year totaled $36,000.

At July 31, 2002, the Company had receivables from stockholders of $35,480.

NOTE 7 – PENSION PLAN

The Company has a defined benefit plan covering all its employees. The benefits are based on years of service and the employees' compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status at July 31, 2002:

Actuarial present value of benefit obligations:	
Accumulated benefit obligation	$124,312

(Continued)

NOTE 7 – PENSION PLAN (Continued)

Projected benefit obligation for service rendered to date	$124,694
Plan assets at fair value	115,567
Funded status	(9,127)
Unrecognized remaining transition amount	(10,843)
Unrecognized loss	61,829
Adjustment to reconcile minimum liability	(34,917)
Prepaid pension cost	$ 6,942

Net pension cost for the year ended July 31, 2002, included the following components:

Service cost - benefits earned during the period	$ 4,504
Interest cost on projected plan benefit obligation	7,743
Actual loss on plan assets	19,315
Net amortization and deferral	(33,587)
Net periodic pension cost (credit)	$ (2,025)

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 0%, respectively. The expected long-term rate of return on assets was 7%.

NOTE 8 – PROFIT SHARING PLAN

The Company has a profit-sharing plan that covers all full-time employees with a minimum of six months service who are at least 24-1/2 years of age. Contributions to the Plan are at the discretion of the Board of Directors. Management elected to contribute $49,925 to the profit sharing plan for the year ending July 31, 2002.

NOTE 9 – NET CAPITAL COMPUTATION

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of July 31, 2002) to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$574,692
Increase in cash surrender value of life insurance	3,111
Increase in accounts payable	(2,205)
Increase in accrued profit sharing	(49,925)
Increase in deferred tax liability	(16,798)
Decrease in accrued interest payable	51,764
Net capital, audited	$560,639

NOTE 10 – OTHER SECURITIES

The aggregate cost, market value, and net unrealized gains on other securities as of July 31, 2002 were as follows:

	Market Value	Cost	Net Unrealized Gain
Marketable equity securities	$401,411	$182,593	$218,818
Money market funds	166,713	166,713	0
	$568,124	$349,306	$218,818

Net unrealized gains consist of gains of $(220,492) and losses of $1,674.

NOTE 11 – RESTRICTED SECURITIES

The Company invested in 15,000 shares of First Security Group, Inc. common stock, the sale of which is restricted. There is no quoted market for First Security Group's shares. The fair market value has been determined by management to approximate cost.

The Company is also invested in 3,900 shares of the NASDAQ Stock Market, Inc., the sale of which is restricted. There is no quoted market for these shares. The fair market value has been determined by management to approximate cost.

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Brown Associates, Inc. (the Company), for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
September 10, 2002

Henderson Hutcherson & McCullough, PLLC

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-07-005049-C	14
		FIRM ID. NO.	
BROWN ASSOCIATES, INC.	13	62-0808843	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
819 BROAD STREET (No. and Street)	20	8-1-01	24
		AND ENDING (MM/DD/YY)	
CHATTANOOGA (City) [21] TN (State) [22] 37402 (Zip Code)	23	7-31-02	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
EDWARD E. BROWN, JR.	30	(423) 267-3776	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

05-005049-C
BROWN ASSOCIATES, INC. IIA
EDWARD E. BROWN, JR., PRESIDEN
819 BROAD STREET,
CHATTANOOGA TN 37402

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18Th day of Oct 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2002